Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Appoints Non-Executive Chairman

Toronto: June 27, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ) (“AuRico Gold” or the “Company”) today announced the appointment of Mr. Alan Edwards as non-executive Chairman of the Board effective July 1, 2013. Mr. Edwards was appointed as an independent director on May 13, 2010 and has served as Chair of the Sustainability Committee.

Mr. Edwards has over 30 years of international mining experience, including as President and CEO of Copper One Inc., President and CEO of Frontera Copper Corporation, and Executive VP and COO of Apex Silver Mines Corporation. He is currently Director and CEO of Oracle Mining Corporation. Mr. Edwards is also the Chairman of AQM Copper Inc., and a director of Entrée Gold Inc. and U.S. Silver & Gold Inc.

“Alan has been an active director since joining the Board in 2010, and since that time the Company has benefitted from Alan’s extensive operational and board experience,” stated Ron Smith, Interim Chairman of the Board. “We are confident that under Alan’s leadership, we will continue to work as a highly productive and effective Board that will serve the interests of the Company and its shareholders, particularly during this period of significant growth at the Young-Davidson mine.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico and its project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico Gold’s head office is located in Toronto, Ontario, Canada.

For further information please contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance, and the implementation and continued availability of the dividend reinvestment plan. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

TSX: AUQ / NYSE: AUQ

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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